Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated May 16, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of June 1, 2022;

•	to disclose the calculation of our April 30, 2022 net asset value (“NAV”) per share for all share classes;

•	to provide an update to our financing arrangements;

•	to provide an update to our independent director compensation policy;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update; and

•	to provide updates to our portfolio and our business.

June 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2022 (and repurchases as of May 31, 2022) is as follows:

Transaction Price (per share)
Class S	$25.1751
Class T	$24.9484
Class D	$24.9810
Class M	$25.0518
Class I	$24.4156
Class F*	$24.9835
Class Y*	$24.3705

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The June 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since April 30, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

April 30, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2022.

The following table provides a breakdown of the major components of our total NAV as of April 30, 2022 (dollar amounts in thousands):

Components of NAV	April 30, 2022
Loans receivable	$5,314,359
Mortgage-backed securities held-to-maturity	68,051
Mortgage-backed securities available-for-sale, at fair value	96,812
Cash and cash equivalents	30,256
Restricted cash	3,158
Other assets	63,285
Collateralized loan obligation, net of deferred financing costs	(2,663,623)
Repurchase agreements payable, net of deferred financing costs	(1,110,830)
Credit facility payable	(55,000)
Accrued stockholder servicing fees(1)	(714)
Other liabilities	(103,649)

Net asset value	$1,642,105

Number of outstanding shares	65,911,632

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of April 30, 2022, we accrued under GAAP $78,447 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$964,544	$36,627	$16,858	$82,663	$496,837	$22,481	$22,095	$1,642,105
Number of outstanding shares	38,313,344	1,468,111	674,827	3,299,692	20,349,158	899,852	906,648	65,911,632

NAV per Share as of April 30, 2022	$25.1751	$24.9484	$24.9810	$25.0518	$24.4156	$24.9835	$24.3705

Financing Arrangements

MM-1 Facility

On April 27, 2022, FS CREIT Finance MM-1 LLC (“MM-1”), an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc. (the “Company”), entered into the Amended and Restated Loan and Servicing Agreement, amending and restated the Loan and Servicing Agreement dated September 20, 2021 with MM-1 as the borrower and portfolio asset servicer, FS CREIT Finance Holdings LLC, Wells Fargo Bank, National Association, as the administrative agent and the collateral custodian, Massachusetts Mutual Life Insurance Company (“Mass Mutual”), and the other lenders from time to time party thereto, and Mass Mutual as the facility servicer.

The Amended and Restated Loan and Servicing Agreement provides for, among other things, (i) an increase to the maximum facility amount from $500 million to $1 billion and (ii) a change of the interest rate from one month LIBOR plus a spread of 205 basis points to one month Term SOFR plus a spread of 202.5 basis points plus a credit spread adjustment of 11 basis points.

CNB Revolving Credit Facility

On May 5, 2022, the Company and FS CREIT Finance Holdings LLC, a direct wholly-owned subsidiary of the Company (together with the Company, the “Borrowers”), entered into a sixth amendment (the “Sixth Amendment”) to the Loan and Security Agreement, dated as of August 22, 2019, among the Borrowers, the lenders party thereto and City National Bank, as administrative agent (together with the related transaction documents, the “CNB Facility”). Pursuant to the Sixth Amendment, the CNB Facility was amended to, among other things (i) increase the maximum amount of financing available from $55,000,000 to $100,000,000, (ii) add a new borrowing condition requiring collateral coverage of 1.4x for each dollar borrowed in excess of $50 million and (iii) transition the benchmark rate from LIBOR to SOFR, resulting in an interest rate of SOFR plus a spread of 225 basis points plus a credit spread adjustment of 10 basis points.

Compensation of Directors

The sub-section of the Prospectus entitled “Compensation of Directors” is hereby amended by replacing such section with the following:

Each of our directors who do not serve in an executive officer capacity for us, FS Real Estate Advisor or Rialto are entitled to receive annual retainer fees and annual fees for serving as a committee chairperson.

We compensate each of our independent directors with an annual retainer of $125,000. In addition, each of the lead independent director and chairperson of our audit committee receives an additional retainer of $20,000. We pay 30% of such compensation in cash and 70% in restricted Class I shares, provided that each of our independent directors may elect to receive up to 50% of their compensation in cash and 50% in restricted Class I shares. We do not pay our directors additional fees for attending board meetings, but we reimburse each of our directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

The restricted Class I shares will be granted under, and subject to the terms and conditions of, our independent director restricted share plan, which is described below, on the first calendar day of the second month following the calendar quarter to which the compensation relates. We will determine the number of restricted shares to grant by dividing the portion of the quarterly compensation to be paid in restricted Class I shares by the current transaction price of the Class I shares, rounding to the nearest whole number. The restricted Class I shares will vest on the one-year anniversary of the grant date, provided that the independent director remains on the board of directors on such vesting date, or upon the earlier occurrence of his or her termination service due to his or her death or disability or a change in our control.

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On April 22, 2022, we accepted a subscription from an institutional investor to purchase $2,783,000 in Class I shares in the Private Placement. On May 2, 2022, we sold and issued to such institutional investor approximately 113,819 Class I shares at the per share purchase price of $24.4512, which is equal to the NAV per Class I share as of March 31, 2022.

Market update

This year’s interest rate-driven bond selloff continued in April as the 10-year yield rose by nearly 50 basis points on the month amid continued inflation pressures and increasingly hawkish rhetoric from Fed policymakers. Within this environment, the Bloomberg Aggregate Bond Index declined -3.79% in April and is down -9.50% through the first four months of 2022, marking its worst-ever start to a year.

Commercial property prices continued to show strong annual growth in March, despite moderating from their record pace earlier this year. The RCA CPPI rose 17.4% from a year ago.1 On a monthly basis, the Index fell -0.4% in March from February.1

Apartment and industrial prices drove the March CPPI gains. Industrial property prices continued their record-setting pace in March, up 30.1% from a year earlier.1 Growth in recent months, however, has decelerated. Apartment prices rose 22.4% year over year, which was generally on track with its annual growth rate earlier this year.1

Retail property prices in March saw their first monthly decline in over a year. Retail prices rose 16.3% on an annual basis, down from a peak of 19.2% in January 2022.1 Prices have been brought down by slowing price growth among suburban offices, the primary growth driver through the past year. Prices for offices in central business districts grew 7.5% year over year, as the spread between suburban and CBD office growth continues to narrow.1

Outstanding commercial mortgage debt jumped to a record high level in Q4 2021. The last three months of 2022 marked the largest quarterly increase in mortgage debt outstanding on record, as every major capital source increased their holdings.2 The 7.4% annual increase in outstanding debt compares to a 19.5% increase in underlying property values.2 Commercial banks continue to hold the largest share of mortgages at $1.6 trillion, according to MBA’s recent survey.

Portfolio update

Our net asset value (NAV) was stable month over month (April 30 vs. March 31) across all share classes as the portfolio continues to generate an attractive level of income with low NAV volatility. Floating rate loans comprised 96.4% of the portfolio as of April 30, 2022, which we believe will continue to help preserve capital as interest rates rise.

As fixed income markets quickly priced in multiple Fed rate hikes this year, the yield on the Bloomberg Aggregate Bond Index increased by more than 170 bps year-to-date and prices declined by approximately 10%. Even with the rise in rates, the annualized distribution rate for our Class I shares was 315 bps above the Agg’s current yield as of April 30, 2022.

[1]	Real Capital Analytics, as of March 31, 2022.
[2]	Mortgage Bankers Association, as of Q4 2021.

We closed on $625.5 million in new fundings in April. New origination highlights included:

•

A loan backed by a 2019 vintage, 399 key, Courtyard by Marriott branded hotel in a prime Manhattan neighborhood across from Hudson Yards and one avenue from the Javits Center in Midtown. The 28-story property features a 150-seat restaurant and bar, 932 SF of meeting space, lobby and lounge area, fitness center, business center, and sundry shop. It also includes two 820 SF ground retail spaces currently leased to Chase Bank.

•

A loan backed by an industrial property located in the suburbs of Atlanta, GA. The loan will be used to finance the acquisition and lease up of a 460,000 SF Class B industrial property that was renovated in 2018. The property is adjacent to Highway I-75 with direct access to Hartsfield-Jackson Atlanta International Airport and within a submarket with excellent market dynamics, including a low industrial vacancy rate and strong net absorption figures.

•

A loan backed by a 2021 vintage 250-unit, Class A multifamily property with ground floor retail in the greater Los Angeles, CA area. The property is the newest delivery in the submarket and is fully occupied; it is highly amenitized, including a rooftop deck, BBQ and firepit area, swimming pool and spa, fitness center, business center, community gardens, pet grooming area, subterranean parking, and self-storage units, among other amenities.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, from September 2020 through April 2022, the portfolio’s allocation to multifamily properties ranged from a low of 17% to as high as 62%. As of April 30, 2022, it was 58.4%, with many of the loans backed by what we believe are attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same timeframe, we have opportunistically added new investments in hospitality, retail and office in recent months as sector fundamentals strengthened. As of April 30, 2022, these sectors represented 8.7%, 5.6% and 11.5% of the portfolio, respectively.

The portfolio was comprised of 100% performing assets as of April 30, 2022. Our investment pipeline remains strong in May.